# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DULUTH HOLDINGS INC., CIK 0001649744
CUSIP: 26443V101
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0000892712-25-000050
Filed by CIK 0001649740
Persons authorized to receive notices and communications: Dennis F. Connolly, Godfrey & Kahn, S.C., 833 E. Michigan Street, Suite 1800, Milwaukee, Wisconsin (WI), 53202, 414-273-3500

## Reporting persons
- PUGLIESE STEPHANIE L. (CIK 0001649740): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,265,225; shared voting power 0; sole dispositive power 749,142; shared dispositive power 0; aggregate amount beneficially owned 2,265,225 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, no par value per share
Name of issuer: DULUTH HOLDINGS INC.
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Comment:
This Amendment No. 3 to Schedule 13D amends and supplements the initial Statement on Schedule 13D originally filed on April 7, 2025, as amended on May 7, 2025 and March 25, 2026 (as amended, the "Original Schedule 13D") relating to the shares of Class B common stock, no par value per share ("Common Stock"), of Duluth Holdings Inc., a Wisconsin corporation (the "Issuer").

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 3 to the Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D. All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 3 to Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of May 5, 2026, Ms. Pugliese holds an aggregate of 2,265,225 shares of Common Stock. Ms. Pugliese previously acquired 1,173,021 shares of Common Stock pursuant to an award of restricted stock granted in accordance with the terms of the Inducement Restricted Stock Award Agreement between the Issuer and Ms. Pugliese, effective May 5, 2025 (the "Agreement"). Pursuant to the terms of the Agreement, 387,097 shares of Common Stock vested on May 5, 2026, and in connection with such vesting, the Issuer withheld 181,935 shares to satisfy tax withholding obligations.

## Item 4. Purpose of Transaction
Purpose of transaction: In accordance with the terms of the Agreement, 387,097 shares of Common Stock vested on May 5, 2026. Ms. Pugliese elected to have the Issuer withhold 181,935 of such shares to satisfy tax withholding obligations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of May 5, 2026, Ms. Pugliese holds 2,265,225 shares of Common Stock, which represents 6.8% of the shares of Common Stock issued and outstanding.

The calculation of 6.8% in this Item 5 and Item 13 of the cover page is based on 33,398,984 shares of Common Stock, outstanding as of March 19, 2026 as disclosed in the Issuer's Annual Report on Form 10-K, filed by the Issuer on March 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Pugliese has sole voting power over 2,265,225 shares of Common Stock and sole dispositive power 749,142 shares of Common Stock.
Transactions in the class effected during the past sixty days: Other than the transaction described above with respect to the vesting of 387,097 shares of Common Stock and the withholding of 181,935 shares of Common Stock by the Issuer, and the grant of 730,159 shares of Common Stock previously reported in Amendment No. 2 to Schedule 13D filed on March 25, 2026, no other transactions regarding the Issuer's Common Stock were effected by Ms. Pugliese during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than Ms. Pugliese has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of the shares of, Common Stock owned by Ms. Pugliese.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A Inducement Restricted Stock Award Agreement, dated May 5, 2025, by and between Ms. Pugliese and the Issuer, incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on May 5, 2025.

https://www.sec.gov/Archives/edgar/data/1649744/000119312525112846/d944338dex102.htm

B Power of Attorney, incorporated by reference to Exhibit D to Amendment No. 1 of the Schedule 13D/A filed by Stephanie L. Pugliese on May 7, 2025.

https://www.sec.gov/Archives/edgar/data/1649740/000089271225000063/poa.pdf

## Signatures
- PUGLIESE STEPHANIE L.: Dennis F. Connolly, Attorney in Fact for Stephanie L. Pugliese (05/14/2026)